Exhibit 99.1

Clearmind Medicine Announces Clinical Research Collaboration with Johns Hopkins University to Evaluate CMND-100 in Patients with Alcohol Use Disorder

Tel Aviv, Israel / Vancouver, Canada, Sept. 06, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, is pleased to announce that the company has entered into a Clinical Trial Agreement with Johns Hopkins University School of Medicine (“JHU”) to conduct its Phase I/IIa clinical trial of its proprietary MEAI-based CMND-100 (“CMND-100”).

The principal investigator, Jennifer Ellis, PhD, Associate Professor of Psychiatry and Behavioral Sciences, JHU School of Medicine will be supported by co-investigators Professor Eric Strain, Director, Behavioral Pharmacology Research Unit, JHU School of Medicine.

“We are honored to collaborate with JHU for our first in human clinical trial. JHU is one of the global leaders in psychedelics clinical research and in researching addictions, and we are very grateful to partner with them to study our proprietary CMND-100 to treat Alcohol Use Disorder,” said Clearmind’s Chief Executive Officer Dr. Adi Zuloff-Shani. “Johns Hopkins is our second US clinical site joining our trial, following Yale School of Medicine’s Department of Psychiatry. We are excited to be working closely with two of the world’s leading medical centers, who have researched our treatment and agreed to participate in our clinical program.”

The potential of psychedelic drugs to treat various neuropsychiatric indications is currently being explored in several human clinical trials. Clearmind’s phase I/IIa trial, CM-CMND-001, the primary end point of the clinical trial is to find the tolerable dose and characterize the safety and pharmacokinetics/pharmacodynamics (PK/PD) of single and repeated doses of CMND-100 in healthy subjects and those with Alcohol Use Disorder (“AUD”). The secondary end point is to evaluate the efficacy of CMND-100 in reduction of drinking patterns and cravings, in individuals with moderate-to-severe AUD. Oral capsules will be administered once daily, for ten consecutive days. The patients will report their drinking patterns and craving for alcohol (and cigarettes) during the clinical trial period.

CM-CMND-001 clinical trial is a multinational, multi-center, Phase I/II single- and multiple-dose tolerability, safety and pharmacokinetic study in healthy volunteers and AUD subjects.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fourteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potential future collaboration with CTS. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.